Filed by Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Commission File No. 333-185483

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN:

COHEN & STEERS MLP INCOME AND ENERGY OPPORTUNITY FUND INC.

PLEASE VOTE NOW

WE MUST RECEIVE YOUR VOTE BY MAY 27, 2021

Recently we sent you proxy material regarding a special meeting of stockholders scheduled for May 27, 2021. Our records indicate that we have not yet received your voting instructions.

We urge you to vote as soon as possible in order to allow the Fund to obtain a sufficient number of votes to hold the meeting as scheduled. Your vote can help avoid the costs associated with further solicitation. Join your fellow stockholders and vote today!

If you have any questions or would like to vote, please call the number listed below:

1-855-200-8122

Your vote is important no matter the number of shares you own. Please vote promptly so your vote can be received by the May 27, 2021 special meeting of stockholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

Vote live with a Proxy Specialist – You may cast your vote live with a proxy specialist, Monday through Friday 9:00 a.m. to 10:00 p.m. ET, and have proxy related questions answered by calling toll free: 1-855-200-8122.

Vote via the Internet – You may cast your vote using the Internet by logging onto the Internet address located on your proxy ballot(s) and following the instructions on the website. www.proxyvote.com

Vote by Touch-Tone Phone – You may cast your vote by telephone by calling the toll-free number found on the proxy ballot(s) that you received.

Vote by Mail – You may cast your vote by signing, dating and mailing your proxy ballot(s) in the postage prepaid return envelope that was previously provided to you.

THANK YOU FOR VOTING